KRONOS BIO, INC.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

November 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tim Buchmiller

Re:	Kronos Bio, Inc. Registration Statement on Form S-3 (File No. 333-283072) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Kronos Bio, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 14, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Charles J. Bair of Cooley LLP and Asa M. Henin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Asa M. Henin at (858) 550-6104, or in his absence, Charles J. Bair at (858) 550-6142.

Very truly yours,
Kronos Bio, Inc.
/s/ Norbert Bischofberger, Ph.D.
By:	Norbert Bischofberger, Ph.D.
Title:	President and Chief Executive Officer